RiverSource Bond Series, Inc.	RiverSource Diversified Income Series, Inc.
RiverSource Equity Series, Inc.	RiverSource Global Series, Inc.
RiverSource Government Income Series, Inc.	RiverSource High Yield Income Series, Inc.
RiverSource Income Series, Inc.	RiverSource International Managers Series, Inc.
RiverSource International Series, Inc.	RiverSource Investment Series, Inc.
RiverSource Large Cap Series, Inc.	RiverSource Managers Series, Inc.
RiverSource Market Advantage Series, Inc.	RiverSource Money Market Series, Inc.
RiverSource Sector Series, Inc.	RiverSource Series Trust
RiverSource Short Term Investments Series, Inc.	RiverSource Special Tax-Exempt Series Trust
RiverSource Strategic Allocation Series, Inc.	RiverSource Strategy Series, Inc.
RiverSource Tax-Exempt Series, Inc.

50606 Ameriprise Financial Center

Minneapolis, MN 55474

Via EDGAR	December 10, 2010
Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:
RiverSource Bond Series, Inc. (Registration Nos. 2-72174; 811-3178)	RiverSource Diversified Income Series, Inc. (Registration Nos. 2-51586; 811-2503)
RiverSource Equity Series, Inc. (Registration Nos. 2-13188; 811-772)	RiverSource Global Series, Inc. (Registration Nos. 33-25824; 811-5696)
RiverSource Government Income Series, Inc. (Registration Nos. 2-96512; 811-4260)	RiverSource High Yield Income Series, Inc. (Registration Nos. 2-86637; 811-3848)
RiverSource Income Series, Inc. (Registration Nos. 2-10700; 811-499)	RiverSource International Managers Series, Inc. (Registration Nos. 333-64010; 811-10427)
RiverSource International Series, Inc. (Registration Nos. 2-92309; 811-4075)	RiverSource Investment Series, Inc. (Registration Nos. 2-11328; 811-54)
RiverSource Large Cap Series, Inc. (Registration Nos. 2-38355; 811-2111)	RiverSource Managers Series, Inc. (Registration Nos. 333-57852; 811-10321)
RiverSource Market Advantage Series, Inc. (Registration Nos. 33-30770; 811-5897)	RiverSource Money Market Series, Inc. (Registration Nos. 2-54516; 811-2591)
RiverSource Sector Series, Inc. (Registration Nos. 33-20872; 811-5522)	RiverSource Series Trust (Registration Nos. 333-131683; 811-21852)
RiverSource Short Term Investments Series, Inc. (Registration No. 811-21914)	RiverSource Special Tax-Exempt Series Trust (Registration Nos. 33-5102; 811-4647)
RiverSource Strategic Allocation Series, Inc. (Registration Nos. 2-93801; 811-4133)	RiverSource Strategy Series, Inc. (Registration Nos. 2-89288; 811-3956)
RiverSource Tax-Exempt Series, Inc. (Registration Nos. 2-57328; 811-2686)

(each, a “Registrant” and collectively, the “Registrants”)

Ladies and Gentlemen:

On behalf of the RiverSource Strategy Series, Inc., a registered investment company under the Investment Company Act of 1940 (the “1940 Act”), we are transmitting herewith for filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 (the “1934 Act”), an amended preliminary notice of special meeting, proxy statement and form of proxy card in connection with a special meeting of shareholders of the Columbia Equity Value Fund. On behalf of each of the other Registrants, all registered investment companies under the 1940 Act (the “Companies”), we are transmitting herewith for filing pursuant to Rule 14a-6(a) under the 1934 Act, this same preliminary notice of special meeting, proxy statement and form of proxy card in connection with a special meeting of shareholders of the specified series of the Companies (together with Columbia Equity Value Fund, the “Funds”). The special meeting is scheduled to be held on February 15, 2011.

Proxies are being solicited for the Funds to consider and vote on: (i) the election of 16 individuals to serve on the boards of directors/trustees of the Registrants; (ii) for certain Funds, an amendment to their Registrant’s governing documents to increase the maximum permissible number of directors/trustees; (iii) a proposed Agreement and Plan of Redomiciling; (iv) for certain Funds, a proposed Investment Management Services Agreement between the Registrant and Columbia Management Investment Advisers, LLC; and (v) for certain Funds, the authorization of the Fund’s investment manager to enter into and materially amend such Fund’s subadvisory agreements in the future without obtaining shareholder approval.

RiverSource Strategy Series, Inc. filed on November 10, 2010 a preliminary notice of special meeting and proxy statement pursuant to Rule 14a-6(a) covering all Registrants and Funds and received comments from Ms. Laura Hatch of the staff of the Securities and Exchange Commission on November 22, 2010. We are refilling and filing anew, as applicable, this preliminary notice of special meeting, proxy statement and form of proxy card to reflect those comments and to officially file on behalf of each of the other Registrants and Funds.

If you have any questions or comments, please contact me at (612) 671-4321.

Very truly yours,

/s/ Christopher O. Petersen
Christopher O. Petersen
Assistant Secretary